Exhibit 99.3




December 13, 2001

Barry Hunsaker, Jr.
SVP & General Counsel
EOG Resources, Inc.
333 clay Street, Suite 4200
Houston, Texas 77002-4103


     RE:  Change of Rights Agent

Dear Barry:

As you know, as part of the transition to EquiServe Trust Company, N.A. ("EquiServe") as your named transfer agent, EquiServe will also become your Rights Agent. In order to officially become the Rights Agent, it is necessary for the current Rights Agent to resign. Therefore, in accordance with Section 21 of the EOG Resources, Inc. and First Chicago Trust Company of New York, as Rights Agent Agreement (the "Agreement") dated February 14, 2000, EquiServe, as agent for First Chicago Trust Company of New York, hereby provides you with thirty (30) days written notice that First Chicago Trust Company of New York is resigning from its duties as Rights Agent. We note that we will continue as Rights Agent beyond the thirty days if necessary until the appointment of EquiServe as transfer agent and registrar. For those clients who have already appointed EquiServe as transfer agent, it is assumed that the notice requirement is waived.

Please note that we will need to revise the rights legend on your certificates to reflect the change of Rights Agent, unless the language on the legend is broad enough to include such change. We propose adding the following language to the end of the legend: "EquiServe Trust Company, N.A. is the successor Rights Agent to the above-referenced Agreement." Please advise if you have any objections to this language.

Thanking you in advance for your assistance with this matter.


Very truly yours,

   /s/ Carlos Capellan
-----------------------
Carlos Capellan
Senior Account Manager